

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2015

Auscrete Corporation
504 East First Street P.O. Box 847
Rufus, OR 97050

> **Re:** **Auscrete Corporation**
> **Form 10-K for the year ended December 31, 2014**
> **Filed April 15, 2015**
> **Form 10-Q for the quarter ended September 30, 2015**
> **Filed October 6, 2015**
> **File No. 001-35923**

Dear Mr. John Sprovieri:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended September 30, 2015

Cover Page, page 1

1) We note your statement on page 1 that "This form 10-Q/A is intended to advise that the interim statements contained herein have not as yet been reviewed, per regulation S-X rules, by the company's Auditors, MartinelliMick PLLC." Please tell us and revise disclosure to explain why the SAS 100 review was not completed by your company's auditors and the anticipated timing for completion of the review. Refer to Rules 8-03 and 10-01(d) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551- 3854 with any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant